UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

eLong, Inc.

(Name of Issuer)

Ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

290138205

(CUSIP Number)

Mr. Nanyan Zheng

No. 300 Xinjiaoxi Road, Haizhu District

Guangzhou, Guangdong 510320

People’s Republic of China

+86 20 8414 3753

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Karen Yan, Esq.

Fenwick & West LLP

Unit 908, Kerry Parkside Office

No. 1155 Fang Dian Road

Pudong, Shanghai 201204

People’s Republic of China

Fax: +86 21 8017 1299

February 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Name of Reporting Person Ocean Imagination L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,399,357 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,399,357 (1)
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,399,357 (2)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 22.8%
14		Type of Reporting Person PN

(1)         Consists of 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Issuer, which are directly held by Ocean Imagination L.P. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

(2)         See Item 5.

1.		Name of Reporting Person Ocean Voyage L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,399,357 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,399,357 (1)
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,399,357 (2)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 22.8%
14		Type of Reporting Person PN

(1)         Consists of 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Issuer, which are directly held by Ocean Imagination L.P. Ocean Voyage is the general partner of Ocean Imagination and may be deemed to have sole voting and dispositive power over the shares directly held by Ocean Imagination. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

(2)         See Item 5.

1.		Name of Reporting Person Fortune Smart Holdings Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,399,357 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,399,357 (1)
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,399,357 (2)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 22.8%
14		Type of Reporting Person CO

(1)         Consists of 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Issuer, which are directly held by Ocean Imagination L.P. Ocean Voyage is the general partner of Ocean Imagination, and Fortune is the general partner of Ocean Voyage. Therefore, Fortune may be deemed to have sole voting and dispositive power over the shares directly held by Ocean Imagination. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

(2)         See Item 5.

1.		Name of Reporting Person Nanyan Zheng
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,399,357 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,399,357 (1)
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,399,357 (2)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 22.8%
14		Type of Reporting Person IN

(1)         Consists of 6,185,649 ordinary shares and 10,213,708 high-vote ordinary shares of the Issuer, which are directly held by Ocean Imagination L.P. Ocean Voyage is the general partner of Ocean Imagination, Fortune is the general partner of Ocean Voyage, Nanyan Zheng is the sole shareholder of Fortune and may be deemed to have sole voting and dispositive power over the shares directly held by Ocean Imagination. Each high-vote ordinary share is entitled to 15 votes per share and each ordinary share is entitled to one vote per share.

(2)         See Item 5.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 19, 2015 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 25, 2015 (the “Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 2, the “Statement”), which relates to the ordinary shares and high-vote ordinary shares, par value US$0.01 per share (collectively, the “Ordinary Shares”) of eLong, Inc., a Cayman Islands company (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D and Amendment No. 1 shall remain unchanged. All capitalized terms used in this Amendment No. 2 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D and Amendment No. 1.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

This Amendment No. 2 is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons.

The information set forth in or incorporated by reference in Item 4 of this Statement is incorporated herein by reference in its entirety.

Item 4.         Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On February 4, 2016, the Issuer announced in a press release that it had entered into an agreement and plan of merger, dated February 4, 2016 (the “Merger Agreement”), by and among the Issuer, China E-dragon Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and China E-dragon Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$9.00 per Ordinary Share or US$18.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) Shares (including Shares represented by ADSs) (the “Rollover Shares”) held by Rollover Shareholders (as defined below), (ii) Ordinary Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any) and any Ordinary Shares (including Ordinary Shares represented by ADSs) reserved for issuance, settlement and allocation by the Company upon exercise or vesting of any Company share awards, and (iii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Ordinary Shares will be cancelled at the effective time of the merger for the right to receive the appraised value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.5, and is incorporated herein in its entirety.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent. In addition, if the Merger is consummated, the ADSs will be delisted from the NASDAQ Global Select Market, the Issuer’s obligations to file periodic reports under the Exchange Act will be terminated, and the Issuer will be privately held by the Reporting Persons, Tencent Asset Management Limited (“TAML”), C-Travel International Limited and Luxuriant Holdings Limited (collectively, the “Rollover Shareholders”), Seagull Limited, Oasis Limited and Zhou Rong (周荣) (together with the Rollover Shareholders, the “Consortium”).

The Consortium anticipates that approximately US$162,000,000 is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to (i) purchase the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) owned by shareholders of the Company other than the Rollover Shareholders at a purchase price of US$9.00 per Ordinary Share or US$18.00 per ADS, and (ii) settle outstanding options and restricted share units in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the “Transactions”).

The Transactions will be funded through the cash contributions contemplated by the equity commitment letters, dated as of February 4, 2016 (the “Equity Commitment Letters”), by and between Parent and each of Ocean Imagination L.P., TAML, Seagull Limited, Jiang Hao and Zhou Rong (周荣) (collectively, the “Sponsors”).  Under the terms and subject to the conditions of the Equity Commitment Letters, the Sponsors will provide equity financing in an aggregate amount of US$147,684,889 to Parent to consummate the Merger.

Under the terms and subject to the conditions of the Equity Commitment Letter by Ocean Imagination L.P. (the “Ocean Imagination Equity Commitment Letter”), Ocean Imagination will provide equity financing to Parent in an aggregate amount of US$27,184,889. The information disclosed in this paragraph is qualified in its entirety by reference to the Ocean Imagination Equity Commitment Letter, a copy of which is filed as Exhibit 99.6, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into a support agreement dated as of February 4, 2016 (the “Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that (a) the Rollover Shareholders will vote all Ordinary Shares (including Ordinary Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger, (b) the Rollover Shares will, in connection with and at the effective time of the Merger, be cancelled for no consideration and (c) the Rollover Shareholders, in consideration for the cancellation of the Rollover Shares, will subscribe for newly issued shares in Parent. The information in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 99.7, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, each member of the Consortium entered into an interim investors agreement (the “Interim Investors Agreement”) with Parent and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger and the relationship among the members of the Consortium with respect to the Transactions. The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 99.8, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Ocean Imagination L.P. executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit 99.9, and which is incorporated herein by reference in its entirety.”

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following at the end thereof:

The Reporting Persons and certain of their affiliates may be deemed to be members of a “group” with the other parties (collectively, the “Other Parties”) to the Support Agreement and the Interim Investors Agreement pursuant to Section 13(d) of the Act as a result of entering into the Support Agreement and the Interim Investors Agreement. However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Other Parties. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares that are beneficially owned by any of the Other Parties. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedule 13Ds filed by any of the Other Parties.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The description of the principal terms of the Merger Agreement, Ocean Imagination Equity Commitment Letter, Support Agreement, the Interim Investors Agreement, the Limited Guarantee under Item 4 are incorporated herein by reference in their entirety.

Item 7.         Material to be Filed as Exhibits.

99.1                        Joint Filing Agreement by and between the Reporting Persons dated August 17, 2015 (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on August 19, 2015).

99.2                        Assumption Agreement dated August 17, 2015 by and between Ocean Imagination L.P. and C-Travel International Limited (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on August 19, 2015).

99.3                        Right of First Refusal Agreement dated May 22, 2015 by and between C-Travel International Limited and Keystone Lodging Holdings Limited (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D, filed with the Commission by the Reporting Persons on August 19, 2015).

99.4                        Consortium Agreement dated September 18, 2015 by and among TCH Sapphire Limited, C-Travel International Limited and Ocean Imagination L.P.

99.5                        Merger Agreement dated February 4, 2016 by and among eLong, Inc. China E-dragon Holdings Limited and China E-dragon Mergersub Limited (incorporated by reference to Exhibit 99.2 to eLong, Inc.’s Report of Foreign Private Issuer filed on Form 6-K on February 4, 2016).

99.6*                 Equity Commitment Letter dated February 4, 2016 by Ocean Imagination L.P. in favor of eLong, Inc.

99.7*                 Support Agreement dated February 4, 2016 by and among China E-dragon Holdings Limited, TCH Sapphire Limited, C-Travel International Limited, Ocean Imagination L.P. and Luxuriant Holdings Limited.

99.8*                 Interim Investors Agreement dated February 4, 2016 by and among China E-dragon Holdings Limited, TCH Sapphire Limited, C-Travel International Limited, Seagull Limited, Luxuriant Holdings Limited, Ocean Imagination L.P., Oasis Limited and Zhou Rong (周荣).

99.9*                 Limited Guarantee dated February 4, 2016 by Ocean Imagination L.P. in favor of eLong, Inc.

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

OCEAN IMAGINATION L.P.
a Cayman Islands exempted limited partnership

By:	Ocean Voyage L.P.
its General Partner

By:	Fortune Smart Holdings Limited
its General Partner

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

OCEAN VOYAGE L.P.
a Cayman Islands exempted limited partnership

By:	Fortune Smart Holdings Limited
its General Partner

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

FORTUNE SMART HOLDINGS LIMITED

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng
Title:	Director

NANYAN ZHENG

By:	/s/ Nanyan Zheng
Name:	Nanyan Zheng